BLUEMOUNT HOLDINGS LIMITED

VIA EDGAR

June 26, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attn: Madeleine Joy Mateo / Tonya Aldave

Re:	Bluemount Holdings Limited
Registration Statement on Form F-1
Initially Filed March 17, 2025, as amended
File No. 333-285843

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bluemount Holdings Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 pm, Eastern Time, on June 30, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Chan Wan Shan Sandra
Chan Wan Shan Sandra
Chief Executive Officer

cc:	Loeb & Loeb LLP
VCL Law LLP